EXHIBIT 99.2
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                                     [LOGO]

                     TELE NORTE CELULAR PARTICIPACOES S. A.

                              Open Capital Company

              CNPJ (Corporate Taxpayer Registry) 02.558.154/0001-29

    BOARD OF DIRECTOR'S JUSTIFICATIONS FOR THE NON-DISTRIBUTION OF DIVIDENDS

Dear Shareholders,

Considering:

(i)      that the dividends paid by the Company's subsidiary, Amazonia Celular
         S. A. - Maranhao, are the main source of funds raised by the Company;

(ii) that the Board of Directors of the aforementioned Subsidiary presented a proposal for the non-distribution of dividends for fiscal year 2002, by reason of the losses verified in the period;

(iii) that the Company's available cash resources are sufficient only to pay for its operational expenses forecast for fiscal year 2003;

(iv) and that article 202, ss. 4th of Law No. 6.404/ 76 prescribes that dividends shall not be compulsory when their payment is incompatible with the financial standing of the corporation;

the Administration Board of Tele Norte Celular Participacoes S. A proposes not to distribute dividends for fiscal year 2002.

Brasilia,  February 10th   2003

Arthur Joaquim de Carvalho
Administration Board Chairman



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             Board's Proposal For The Non-Distribution Of Dividends